Qiansui International Group Co. Ltd.

7th Floor, Naiten Building, No. 1 Six Li Oiao,

Fentai District Beijing, China

100161

January 12, 2022

Securities and Exchange Commission

Division of Corporate Finance

Washington DC 20549

Re:	Comment Letter from Staff of Securities and Exchange Commission
Dated December 13, 2021 Qiansui International Group Co. Ltd. (“Company”)

To Whom It May Concern:

This letter is responsive to the above referenced Comment Letter.

Initially, let me state that, at this time, the Company does not have an immediate plan “… to acquire a company that uses or may use a variable interest entity structure to conduct China-based operations.” Moreover, as the Company’s sole officer and director, I can affirm that the Company has no interest in establishing, and will not establish in the future, a VIE structure for its PRC operations if and when such operations commence. Moreover, any future operations of the Company, if any such operations, will be in an industry that will not be subject to heightened governmental approval and scrutiny by the PRC. For example, we intend to avoid any industry involving internet related services (including the oversight by the PRC Cyberspace Administration of China), the fintech sector, and after school tutoring, among others. We also will avoid any merger and acquisition involving “Important Industry”, “National Economic Security”, a “well-known trademark”, or a “Chinese traditional brand.” We may seek to participate in industries such as sports events management, and sales and athlete training services. In addition, we may establish operations in countries other than the PRC and Hong Kong.

Notwithstanding the above statement, the Company will include in its next filing with the Securities Exchange Commission (Annual Report on Form 10-K for Fiscal Year Ended December 31, 2021) the following disclosures;

Your Comment # 1. Potential VIE Structure. The Company will not employ a VIE structure in the future. Nonetheless, the Company will face numerous risks and uncertainties if it commences operations in the PRC. PRC laws and regulations are uncertain, as many of these laws and regulations are relatively new and may be subject to change, and their official interpretation and enforcement by the PRC government may involve substantial uncertainty. Generally, PRC has substantially less experience through its judiciary or the arbitration process as compared to the United States or the Cayman Islands. In addition, laws in the PRC are subject to change in the future with little advance notice which could negatively impact our future business and stock price.

Your Comment #2. Influence of the PRC Government. If we develop operations in the PRC, our business, financial condition, results of operations, prospects and certain transactions we may undertake will be subject to economic, political and legal developments in the PRC. Unlike in the United States, the enforcement of laws and rules and regulations in the PRC can change quickly with little advance notice; and the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in PRC-based issuers.

Your Comment #3. Permissions Required from PRC Government. At the present time, the Company does not intend to issue securities to foreign investors. If we determine to issue securities to foreign investors in the future, we intend to comply with all regulatory requirements imposed by the PRC government. It is our understanding that under current PRC law, if we fail to meet these regulatory requirements or obtain the necessary approvals prior to a foreign investment, foreign investors may be required to divest themselves of their investment and may face sanctions from the PRC government.

4. Your comment #4. The transfer of operating profits upstream from PRC operating company to a US parent and its shareholders can be difficult. In the United States, subsidiary profits can be transferred upstream to the parent entity without restriction. In the PRC, there are a limited number of ways to move profits upstream to a US parent. One way is to declare a dividend, however, a number a restrictions exist in the PRC which limit this method, including the payment of a corporate income tax of 25% and the recovery of prior year losses. Another method is the intercompany payment for services rendered by the parent. However, this method is subject to scrutiny by the PRC regulators. Therefore, investors should be mindful that it may be difficult to move profits at the PRC operating company level upstream to the US parent entity.

5. Your comment #5. The trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate the auditor of a company that we may target for an initial business combination. As a result, we may be delisted from a national exchange in such event. In addition, the United States Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of non-inspection years from three years to two, which would accelerate the delisting of our securities if such events were to occur.

6. Your comment #6. Investors should be aware that legal and operational risks exist if the Company were to acquire a subsidiary in the PRC or Hong Kong. Depending on the nature of the business acquired, the PRC government may exert a significant amount of control and/or regulation on the PRC operating entity. This regulation and/or control could result in a material change our company’s post-combination operations and the value of common stock held by investors. It also could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Furthermore, it could cause the value of such securities to significantly decline or be worthless.

7. Your comment #7. While we have no interest in using a VIE structure in the future, investors should be aware that laws in the PRC are subject to change in the future with little advance notice which could negatively impact our future business and stock price.

8. Your comment #8. The Company does not intend to enter into a merger or acquisition involving “Important Industry”, “National Economic Security”, a “well-known trademark”, or a “Chinese traditional brand” so as to avoid any regulation and/or approval by the PRC authorities.

9. Your comment #9. While we intend to develop a business in one or more industries that are not highly regulated in the PRC, nonetheless, we may be face governmental regulation and scrutiny in the future from the PRC government. This scrutiny and regulation could result in a material change in our operations and/or the value of our common stock. Also, the PRC government has expressed a desire to exert more oversight and control over offerings that are conducted overseas which could significantly limit or completely hinder your ability to offer or continue to offer securities to investors.

10. Your comment #10. The Company’s disclosure will state that it has no intention of engaging in a business or otherwise acquiring a business that will be subject to the purview of the PRC Cyberspace Administration of China.

11. Your comment #11. Certain risk exists if the PCAOB determines that it cannot inspect or fully investigate our the auditor of a company that we may target for an initial business combination. If such event were to occur, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act. In addition, if we are listed on an exchange, we may be delisted from such exchange as a result of that fact.

If further information is required with respect to this matter, please contact our attorney, Daniel H. Luciano. His telephone number is 908-832-5546 and email is dhl@dhlucianolaw.com.

Sincerely,

/s/ Yu Yang

Yu Yang

President